Exhibit 12.1

Nationwide Health Properties

Earnings to Fixed Charges

Excluding Preferred Dividends	6 months Q2 2005	2004	2003	2002	2001	2000
Fixed Charges
Interest Expense	31,620	55,709	56,519	54,987	54,846	58,391
Capitalized Interest	—	365	768	554	613	1,245

Total Fixed Charges	31,620	56,074	57,287	55,541	55,459	59,636

Earnings
Income from Continuing Operations	40,038	71,299	55,616	40,817	58,865	66,345
Less: Income from Unconsolidated Joint Venture	(689)	(1,953)	(1,928)	(1,187)
Fixed Charges	31,620	56,074	57,287	55,541	55,459	59,636
Add: Distributed Income from Unconsolidated Joint Venture	689	1,953	1,928	1,187
Less: Capitalized Interest	—	(365)	(768)	(554)	(613)	(1,245)

Total Earnings	71,658	127,008	112,135	95,804	113,711	124,736

Ratio of Earnings to Fixed Charges	2.27	2.27	1.96	1.72	2.05	2.09

Including Preferred Dividends	6 months Q2 2005	2004	2003	2002	2001	2000
Fixed Charges plus Preferred
Interest Expense	31,620	55,709	56,519	54,987	54,846	58,391
Capitalized Interest	—	365	768	554	613	1,245
Preferred Dividends	7,963	11,802	7,677	7,677	7,677	7,677

Total Fixed Charges plus Preferred	39,583	67,876	64,964	63,218	63,136	67,313

Earnings
Income from Continuing Operations	40,038	71,299	55,616	40,817	58,865	66,345
Less: Income from Unconsolidated Joint Venture	(689)	(1,953)	(1,928)	(1,187)
Fixed Charges	39,583	67,876	64,964	63,218	63,136	67,313
Add: Distributed Income from Unconsolidated Joint Venture	689	1,953	1,928	1,187
Less: Capitalized Interest	—	(365)	(768)	(554)	(613)	(1,245)
Less: Preferred Dividends	(7,963)	(11,802)	(7,677)	(7,677)	(7,677)	(7,677)

Total Earnings	71,658	127,008	112,135	95,804	113,711	124,736

Ratio of Earnings to Fixed Charges plus Preferred	1.81	1.87	1.73	1.52	1.80	1.85